File No.  333-42719
                                                             CIK #1025228


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust:          Van Kampen American Capital Equity
                                   Opportunity Trust, Series 82

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman  and Cutler         Van Kampen American Capital Distributors, Inc.
     Attention: Mark  J. Kneedy  Attention: Don  G.  Powell, Chairman
     111 West Monroe Street      One Parkview Plaza
     Chicago, Illinois  60603    Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on January 6, 1998 pursuant to Rule 487.


          Van Kampen American Capital Equity Opportunity Trust
                                Series 82

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                     ) Prospectus Front Cover Page

    (b)  Title of securities issued        ) Prospectus Front Cover Page

 2. Name and address of Depositor          ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

 3. Name and address of Trustee            ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

 4. Name and address of principal          ) *
      underwriter

 5. Organization of trust                  ) The Trusts

 6. Execution and termination of           ) The Trusts
      Trust Indenture and Agreement        ) Trust Administration

 7. Changes of Name                        ) *

 8. Fiscal year                            ) *

 9. Material Litigation                    ) *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding          ) The Trusts
      trust's securities and               ) Federal Taxation
      rights of security holders           ) Public Offering
                                           ) Rights of Unitholders
                                           ) Trust Administration

11. Type of securities comprising          ) Prospectus Front Cover Page
      units                                ) The Trusts
                                           ) Trust Portfolios

12. Certain information regarding          ) *
      periodic payment certificates        )

13. (a)  Loan, fees, charges and expenses  ) Prospectus Front Cover Page
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Portfolios
                                           )
                                           ) Trust Operating Expenses
                                           ) Public Offering
                                           ) Rights of Unitholders

    (b)  Certain information regarding     )
           periodic payment plan           ) *
           certificates                    )

    (c)  Certain percentages               ) Prospectus Front Cover Page
                                           ) Summary of Essential Financial
                                           ) Information
                                           )
                                           ) Public Offering
                                           ) Rights of Unitholders

    (d)  Certain other fees, expenses or   ) Trust Operating Expenses
           charges payable by holders      ) Rights of Unitholders

    (e)  Certain profits to be received    ) Public Offering
           by depositor, principal         ) *
           underwriter, trustee or any     ) Trust Portfolios
           affiliated persons              )

    (f)  Ratio of annual charges           ) *
           to income                       )

14. Issuance of trust's securities         ) Rights of Unitholders

15. Receipt and handling of payments       ) *
      from purchasers                      )

16. Acquisition and disposition of         ) The Trusts
      underlying securities                ) Rights of Unitholders
                                           ) Trust Administration

17. Withdrawal or redemption               ) Rights of Unitholders
                                           ) Trust Administration
18. (a)  Receipt and disposition           ) Prospectus Front Cover Page
           of income                       ) Rights of Unitholders

    (b)  Reinvestment of distributions     ) *

    (c)  Reserves or special Trusts        ) Trust Operating Expenses
                                           ) Rights of Unitholders
    (d)  Schedule of distributions         ) *

19. Records, accounts and reports          ) Rights of Unitholders
                                           ) Trust Administration

20. Certain miscellaneous provisions       ) Trust Administration
      of Trust Agreement                   )

21. Loans to security holders              ) *

22. Limitations on liability               ) Trust Portfolios
                                           ) Trust Administration
23. Bonding arrangements                   ) *

24. Other material provisions of           ) *
    Trust Indenture Agreement              )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor             ) Trust Administration

26. Fees received by Depositor            ) *

27. Business of Depositor                 ) Trust Administration

28. Certain information as to             ) *
      officials and affiliated            )
      persons of Depositor                )

29. Companies owning securities           ) *
      of Depositor                        )
30. Controlling persons of Depositor      ) *

31. Compensation of Officers of           ) *
      Depositor                           )

32. Compensation of Directors             ) *

33. Compensation to Employees             ) *

34. Compensation to other persons         ) *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities    ) Public Offering
      by states                           )

36. Suspension of sales of trust's        ) *
      securities                          )
37. Revocation of authority to            ) *
      distribute                          )

38. (a)  Method of distribution           )
                                          )
    (b)  Underwriting agreements          ) Public Offering
                                          )
    (c)  Selling agreements               )

39. (a)  Organization of principal        ) *
           underwriter                    )

    (b)  N.A.S.D. membership by           ) *
           principal underwriter          )

40. Certain fees received by              ) *
      principal underwriter               )

41. (a)  Business of principal            ) Trust Administration
           underwriter                    )

    (b)  Branch offices or principal      ) *
           underwriter                    )

    (c)  Salesmen or principal            ) *
           underwriter                    )

42. Ownership of securities of            ) *
      the trust                           )

43. Certain brokerage commissions         ) *
      received by principal underwriter   )

44. (a)  Method of valuation              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses
                                          ) Public Offering
    (b)  Schedule as to offering          ) *
           price                          )

    (c)  Variation in offering price      ) *
           to certain persons             )

46. (a)  Redemption valuation             ) Rights of Unitholders
                                          ) Trust Administration
    (b)  Schedule as to redemption        ) *
           price                          )

47. Purchase and sale of interests        ) Public Offering
      in underlying securities            ) Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of        ) Trust Administration
      Trustee                             )

49. Fees and expenses of Trustee          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses

50. Trustee's lien                        ) Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's       ) Cover Page
      securities                          ) Trust Operating Expenses

52. (a)  Provisions of trust agreement    )
           with respect to replacement    ) Trust Administration
           or elimination portfolio       )
           securities                     )

    (b)  Transactions involving           )
           elimination of underlying      ) *
           securities                     )

    (c)  Policy regarding substitution    )
           or elimination of underlying   ) Trust Administration
           securities                     )

    (d)  Trustamental policy not          ) *
           otherwise covered              )

53. Tax Status of trust                   ) Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during             ) *
      last ten years                      )

55.                                       )
56. Certain information regarding         ) *
57.   periodic payment certificates       )
58.                                       )

59. Financial statements (Instructions    ) Report of Independent
Certified
      1(c) to Form S-6)                   ) Public Accountants
                                          ) Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required


January 6, 1998

Van Kampen American Capital

Great International Firms Trust, Series 4
Brand Name Equity Trust, Series 5

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 82 (the "Fund" ) is comprised of the separate underlying unit investment trusts set forth above (the "Trusts" ). The Great International Firms Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, globally diversified portfolio of equity securities issued by blue chip international companies, all of which are common stocks of foreign issuers. The Brand Name Equity Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of equity securities issued by companies diversified within the non-durable consumer good industry, including common stocks of foreign issuers in American Depositary Receipt form ("ADRs" ). The equity securities included in each Trust are referred to as the "Securities" or the "Equity
Securities" . Unless terminated earlier, each Trust will terminate on the Mandatory Termination Date and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the relevant currency on the Initial Date of Deposit.

Attention Foreign Investors. If you are not a United States citizen or resident, distributions from a Trust may be subject to U.S. federal withholding. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objective of the Trusts. The objective of the Great International Firms Trust is to provide the potential for capital appreciation by investing in a globally diversified portfolio of equity securities of blue chip international companies. The objective of the Brand Name Equity Trust is to provide the potential for capital appreciation and income, consistent with the preservation of invested capital, by investing in a portfolio of equity securities of non-durable good companies. See "Objectives and Securities Selection." There is, of course, no guarantee that the objective of a Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units includes the aggregate underlying value of the Securities, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.35 per Unit). The monthly deferred sales charge ($0.0583 per Unit) will begin accruing on a daily basis on July 6, 1998 and will continue to accrue through January 5, 1999. The monthly deferred sales charge will be charged to the Trusts, in arrears, commencing August 6, 1998 and will be charged on the 6th day of each month thereafter through January 6, 1999. Unitholders will be assessed only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge), subject to reduction as set forth in "Public Offering--General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "
Summary of Essential Financial Information." For sales charges in the secondary market, see "Public Offering." The minimum purchase is 100
Units except for certain transactions described under "Public
Offering--Unit Distribution" . See "Public Offering."

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately six months after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Trusts."

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution is set forth under "Summary of Essential Financial
Information" and will be made on June 25, 1998 to Unitholders of the Great International Firms Trust and on March 25, 1998 to Unitholders of the Brand Name Equity Trust. Any distribution of income and/or capital will be net of the expenses of the Trusts. See "Federal Taxation." Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for Units and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities (generally determined by the closing sale or asked prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts. See "Rights of Unitholders--Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of each Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of each Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after a Trust is terminated. See "Trust Administration--Amendment or Termination."

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders will have the opportunity to have their distributions reinvested into additional Units, subject to any remaining deferred sales charge payments, if Units are available at the time of reinvestment, or, upon request, reinvested into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in Units should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer, exchange control restrictions impacting foreign issuers and risks related to an investment in non-durable consumer products companies. See "Risk Factors" and "Trust Portfolios."

 VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 82

Summary of Essential Financial Information

At the Close of Business on the day before the Initial Date of Deposit:
January 5, 1998


Sponsor:       Van Kampen American Capital Distributors, Inc.
Supervisor:    Van Kampen American Capital Investment Advisory Corp.
               (An affiliate of the Sponsor)
Evaluator:     American Portfolio Evaluation Services
               (A division of an affiliate of the Sponsor)
Trustee:       The Bank of New York



                                                                                                              Brand
                                                                                                               Name
                                                                           Great  International  Firms       Equity
General Information                                                        Trust                               Trust
                                                                           ----------------------------  -----------
Number of Units <F1>.......................................................                      14,926       14,956
Fractional Undivided Interest in the Trust per Unit <F1>...................                    1/14,926     1/14,956
Public Offering Price: ....................................................
 Aggregate Value of Securities in Portfolio <F2>.......................... $                    147,761 $    148,056
 Aggregate Value of Securities per Unit .................................. $                       9.90 $       9.90
 Maximum Sales Charge <F3>................................................ $                        .45 $        .45
 Less Deferred Sales Charge per Unit...................................... $                        .35 $        .35
 Public Offering Price Per Unit <F3><F4><F5>.............................. $                      10.00 $      10.00
Redemption Price per Unit <F6>.............................................$                       9.53 $       9.55
Secondary Market Repurchase Price per Unit <F6>............................$                       9.55 $       9.55
Excess of Public Offering Price per Unit over Redemption Price per Unit....$                        .47 $        .45
Estimated Annual Organizational Expenses per Unit <F7>.....................$                     .00279 $     .00211
Estimated Initial Distribution per Unit....................................$                        .10 $        .02


Calculation of Estimated Net Annual Dividends per Unit <F8>: ...
 Estimated Gross Annual Dividends per Unit...................... $   .13948    .13665
 Less: Estimated Annual Expense per Unit........................ $   .01750        --
 Estimated Net Annual Dividends per Unit........................ $   .12198    .13665


Supervisor's Annual Supervisory Fee... Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee..... Maximum of $.0025 per Unit
Mandatory Termination Date............ January 6, 2003
                                       A Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust deposits has exceeded $15,000,000, then the Trust may be
Minimum Termination Value............. terminated if the net asset value of the Trust is less than $3,000,000.
Trustee's Annual Fee <F9>............. $.008 per Unit
Evaluation Time....................... Close of the New York Stock Exchange
Income Distribution Record Date....... Tenth day of March, June, September and December
Income Distribution Date.............. Twenty-fifth of March, June, September and December
Capital Account Record Date........... Tenth day of December
Capital Account Distribution Date..... Twenty-fifth day of December

----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of a Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Equity Security listed on a national or foreign securities exchange is valued at the closing sale price or, if the Equity Security is not listed, at the closing ask price thereof. The aggregate value of foreign Securities is based on the U.S. dollar value of the Securities based on the offering side value of the related currency exchange rate at the Evaluation Time on the date of this "Summary of Essential Financial Information" .

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.35 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0583 per Unit per month which will begin accruing on a daily basis on July 6, 1998 and will continue to accrue through January 5, 1999. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing August 6, 1998 and will be charged on the 6th day of each month thereafter through January 6, 1999. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering Price" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F5>Commencing January 6, 1999, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.0% of the Public Offering Price and will decrease by .5 of 1% on each subsequent January 6, to a minimum sales charge of 3.0%. See "Public Offering."

<F6>The Redemption Price per Unit and the Secondary Market Repurchase Price per
Unit are reduced by the unpaid portion of the deferred sales charge. The Redemption Price per Unit is based on the U.S. dollar value of any foreign Securities based on the bid side value of the related currency exchange rate.

<F7>Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising material and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over five years. See "Trust Operating Expenses" and "Statements of Condition."
Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

<F8>Estimated annual dividends are based on annualizing the most recently declared dividends, or adding together the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time, if applicable). Because organizational expenses are paid from funds in the Capital Account, Estimated Annual Expense per Unit does not include Estimated Annual Organizational
Expenses per Unit. Because expenses of the Brand Name Equity Trust are paid from the Capital Account, expenses are not subtracted in calculating Estimated
Net Annual Dividends per Unit.

<F9>With respect to the Great International Firms Trust, the Trustee will receive additional annual compensation, payable in monthly installments, of .03% of the market value of the Equity Securities traded on an Australian securities exchange and held in a sub-custodian account at month end.


FEE TABLE

--------------------------------------------------------------------------
This Fee Table is intended to assist investors in understanding the costs and expenses that an investor will bear directly or indirectly. See "Public Offering Price--General" and "Trust Operating Expenses" . Although the Trusts are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees. Investors should note that while the examples are based on the public offering price and the estimated fees for the Trusts, the actual public offering price and fees could vary from the estimated amounts below.

Great International Firms Trust
Unitholder Transaction Expenses (as a percentage of offering price)                           Amount Per 100 Units
                                                                                              -----------------------
 Initial Sales Charge Imposed on Purchase <F1>....................................   1.00%    $                 10.00
 Deferred Sales Charge <F2>.......................................................   3.50%                      35.00
                                                                                   ---------- -----------------------
 Maximum Sales Charge.............................................................   4.50%    $                 45.00
                                                                                   ========== =======================
 Maximum Sales Charge Imposed on Reinvested Dividends <F3>........................   3.50%    $                 35.00
                                                                                   ========== =======================
Estimated Annual Trust Operating Expenses (as a percentage of aggregate value)
 Trustee's Fee ................................................................... 0.081%     $                  0.80
 Portfolio Supervision and Evaluation Fees ....................................... 0.051%                        0.50
 Organizational Costs............................................................. 0.028%                        0.28
 Other Operating Expenses ........................................................ 0.045%                        0.45
                                                                                   ---------- -----------------------
 Total ........................................................................... 0.205%     $                  2.03
                                                                                   ========== =======================

Example

                                                                                            Cumulative Expenses Paid for Period of:
                                                                                   ------------------------------------------------
                                                                                    1 Year      3 Years     5 Years     10 Years
                                                                                   ----------- ----------- ----------- ------------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                     $        47 $        51 $        55          N/A


Brand Name Equity Trust
Unitholder Transaction Expenses (as a percentage of offering price)                           Amount Per 100 Units
                                                                                              -----------------------
 Initial Sales Charge Imposed on Purchase <F1>....................................   1.00%    $                 10.00
 Deferred Sales Charge <F2>.......................................................   3.50%                      35.00
                                                                                   ---------- -----------------------
 Maximum Sales Charge.............................................................   4.50%    $                 45.00
                                                                                   ========== =======================
 Maximum Sales Charge Imposed on Reinvested Dividends <F3>........................   3.50%    $                 35.00
                                                                                   ========== =======================
Estimated Annual Trust Operating Expenses (as a percentage of aggregate value)
 Trustee's Fee ................................................................... 0.081%     $                  0.80
 Portfolio Supervision and Evaluation Fees ....................................... 0.051%                        0.50
 Organizational Costs............................................................. 0.021%                        0.21
 Other Operating Expenses ........................................................ 0.037%                        0.37
                                                                                   ---------- -----------------------
 Total ........................................................................... 0.190%     $                  1.88
                                                                                   ========== =======================

Example

                                                                                            Cumulative Expenses Paid for Period of:
                                                                                   ------------------------------------------------
                                                                                    1 Year      3 Years     5 Years     10 Years
                                                                                   ----------- ----------- ----------- ------------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                     $        47 $        51 $        55          N/A


The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange
Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered as a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

----------

<F1>The Initial Sales Charge is actually the difference between the Maximum Sales
Charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($0.35 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10 per Unit.

<F2>The actual fee is $0.0583 per Unit per month, irrespective of purchase or redemption price, deducted over six months. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 3.5%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 3.5%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE TRUSTS

--------------------------------------------------------------------------
Van Kampen American Capital Equity Opportunity Trust, Series 82 is comprised of two separate underlying unit investment trusts: Great International Firms Trust, Series 4 and Brand Name Equity Trust, Series 5. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement" ), dated the date of this Prospectus
(the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated in each "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, an equal proportionate relationship among each Equity Security in the Great International Firms Trust's portfolio and the same percentage relationship among the number of shares of each Equity Security in the Brand Name Equity Trust's portfolio that existed immediately prior to such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this proportionate relationship and not the actual proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. Existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.

Each Unit of a Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

--------------------------------------------------------------------------
Great International Firms Trust. The objective of the Great International Firms Trust is to provide the potential for capital appreciation. In selecting the Securities, the Sponsor considered the following factors, among others: the extent to which the issuers are global leaders in their respective markets and industries; the extent to which the issuers are leading companies within their home markets; the attractiveness of the Securities based on an evaluation of return on equity, price to earnings ratios and price to cash flows; and the diversification of the Trust portfolio by countries and industries. The Sponsor attempted to select companies from developed, industrialized countries that are well-capitalized world and market leaders, exhibit attractive balance sheets and offer a diversified line of products and/or services.

The Great International Firms Trust seeks to provide investors with the potential for greater rewards from a diversified international investment portfolio. In the past eleven years, the U.S. stock market (as represented by the Standard & Poor's 500 Index) has ranked among the top five markets in total return only one time and, as illustrated in the table below, has never ranked first. As illustrated in the table below, many global equity markets have outperformed the U.S. market in past years. International firms across the globe are expanding their business, exporting to more countries and becoming better known to the investment community. By investing in international stocks, an investor may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone. If an investor invested only in a portfolio of U.S. securities, a negative turn in that market could adversely affect the portfolio. By dedicating a portion of an investment portfolio to global investments, an investor can be better protected against negative movements in a single market. The Great International Firms Trust seeks to provide a convenient and efficient way to take advantage of the growth potential of international investing by offering a diversified portfolio of blue chip, industry-leading companies in countries around the world.

The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard & Poor's 500 Index).



         Total Return                Total Return
         Top Performing Market       United States Market
         --------------------------- ------------------------
1986     112.77 % (Spain)            13.42  %
1987      55.96 % (Finland)           0.61  %
1988      50.19 % (Denmark)          11.64  %
1989     101.12 % (Austria)          26.91  %
1990       5.99 % (United Kingdom)   (5.59) %
1991      42.77 % (Hong Kong)        27.17  %
1992      27.42 % (Hong Kong)         4.16  %
1993     109.91 % (Hong Kong)         7.02  %
1994      51.29 % (Finland)          (0.85) %
1995      42.42 % (Switzerland)      34.74  %
1996      41.27 % (Spain)            22.90  %


The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Trust and does not include sales charges or expenses which are imposed on Trust Units.

Brand Name Equity Trust. The objectives of the Brand Name Equity Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital. The Sponsor has attempted to select a portfolio of leading brand name companies that provide the potential for growth at sustainably higher rates than the general stock market for an extended period of time. In selecting the Securities, the Sponsor considered the following factors, among others: (a) the issuer's position within the industry, (b) breadth and stability of the issuer's business base and (c) growth potential. Most of the products produced by the issuers included in the Trust are consumable products used around the world. The Sponsor believes that global demographics provide the potential for growth in these products in excess of overall economic growth. The companies included in the Trust are generally leaders in their field and the Sponsor believes these leadership positions should be sustained given the stability of the markets generally and the strength of these brand name companies. In addition, the Sponsor has attempted to select companies with superior management which can help the company maintain a leadership position within its market. The Sponsor has attempted to select companies which exhibit attractive balance sheets, strong cash flow and above-average returns on investment. Exploitation of the attractive product markets requires investment to drive future growth. Debt capacity and cash flow may help to provide a company the ability to reinvest in the business while a high return on investment (and return on equity) may provide the potential for high growth rates from reinvestment.

Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. An investment of $1 in common stocks (as represented by the Standard & Poor's 500 Index) on January 1, 1926 would have been worth approximately $1,371.76 by December 31, 1996. Over the same time period, $1 invested in long-term U.S. Government bonds would have been worth approximately $33.66, $1 invested in short-term U.S. Treasury bills would have been worth approximately $13.54 and $1 growing at the rate of inflation would have been worth approximately $8.88. In addition, over the period January 1, 1991 through December 31, 1996, an investment of $10,000 in the stocks included in the Morgan Stanley Consumer Index and the Standard & Poor's 500 Index would have been worth approximately $26,131 and $26,492, respectively, while $10,000 growing at the rate of inflation over the same period would have been worth approximately $11,883.

The Morgan Stanley Consumer Index is an unmanaged statistical composite measuring the performance of 30 stocks from 21 consumer-oriented industries. The Standard & Poor's 500 Index is an unmanaged statistical composite measuring the performance of 500 stocks from 83 industrial groups. Investors should note that the Morgan Stanley Consumer Index does not include all of the Securities in the Trust portfolio and the Trust is not designed to correlate with this or any other index. Of course, the figures above represent past performance of these investment categories and there is no guarantee of future results, either of these categories or of the Trust. The Trust also includes a sales charge and expenses which are not reflected above.

Consumer Products Companies. Companies within the non-durable consumer goods industry are typically considered growth companies. A growth company is generally defined as a relatively steady performer over time which provides the potential to sustain an above-average growth rate during various economic cycles. Because of their size, resilience and strength, brand name companies appear to be some of the most favorable growth companies in which to invest. Additionally, the Sponsor believes that brand name companies are poised to benefit as access to and consumer demand in developing countries continues to grow. Many of the companies behind brand name products are industry leaders in both domestic and international markets. They are established, well-managed, financially strong and proven performers. Many companies have undertaken restructuring and expansion projects which have increased their profit potential. As large companies, they are able to provide their brands with a great deal of support, including large advertising budgets able to produce sales beyond the life of a campaign, research and development prowess producing high quality and new products, effective distribution and promotional efforts creating widespread exposure throughout the retail industry, and exposure to international markets and expansion of operations to capitalize on growth opportunities in developing countries worldwide. The Sponsor believes that as cost differences between brand name and generic products shrink, consumers will be willing to pay a premium for brand name products they recognize and believe to be of better quality.

The Food and Beverage Industry. The Department of Commerce ranks the food and beverage industry as the second largest U.S. manufacturing sector. In recent years, this industry has had consistently positive earnings and has tended to be recession-resistant. Performance has reflected consumer demand more than general economic conditions. Food processing companies include manufacturers of packaged foods such as canned and frozen foods, baked goods, desserts, jelly, coffee and hot chocolate, and processors of agricultural products such as fruits, vegetables, cereals, flour, meat and poultry, including pet food. Distributors include food wholesalers (companies that distribute food products to retailers, restaurants and institutions) and retailers, supermarket chains and restaurants. The beverage companies represented manufacture alcoholic and non-alcoholic drinks. The issuers in the Trust include companies that have successfully adapted to new consumer demands such as developing low calorie, low fat and low sodium products for a public increasingly concerned with health and fitness. The Sponsor anticipates that continued adaptation will result in consumer support and lead to continued growth.

Pharmaceutical Industry. The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Pharmaceutical companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the significant amounts of money they spend on research and development. As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a world-wide basis, pharmaceutical companies are involved in the development and distribution of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio.

General. An investor will be subject to taxation on the dividend income received from a Trust and on gains from the sale or liquidation of Securities (see "Federal Taxation" ). Investors should be aware that there is not any guarantee that the objectives of a Trust will be achieved because they are subject to the continuing ability of the respective Security issuers to continue to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trusts as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet such criteria. Should an Equity Security no longer meet such criteria, such Equity Security will not, simply as a result of such fact, be removed from the portfolio of the Trust.

Investors should be aware that the Trusts are not "managed" funds and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. A Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIOS

--------------------------------------------------------------------------
Great International Firms Trust. The Great International Firms Trust consists of 30 different Equity Securities which are issued by blue chip international companies, all of which are common stocks of foreign issuers. All of the Equity Securities are listed on a national or foreign securities exchange or are traded in the over-the-counter market. The following is a general description of each of the companies included in the Trust portfolio.

Akzo Nobel, N.V. Akzo Nobel, N.V. is a worldwide operating company with activities in more than 60 countries. Products include chemicals, man-made fibres, paints, enamels and salts, ethical drugs, veterinary products, hospital supplies and diagnostics. Geographically, Akzo Nobel's activities are largely concentrated in Europe and the United States.

AXA-UAP. AXA-UAP is a French insurance group providing both insurance (life and non-life) financial services and real estate services in Europe, Asia and North America. The company's insurance activities in the United States are conducted through The Equitable.

Bank of Tokyo-Mitsubishi, Ltd. Bank of Tokyo-Mitsubishi, Ltd. provides a broad range of financial services to businesses, governments and private individuals. The company, through its global subsidiaries, offers commercial, investment and trust banking products and services. The company was formed through the merger of the Bank of Tokyo and the Mitsubishi Bank on April 1, 1996.

Bass Plc. Bass Plc produces and distributes beer and soft drinks. The company also owns, manages, leases and franchises public houses ("pubs" ), hotels and restaurants, operates bingo clubs, betting shops, bowling centers, entertainment centers and other leisure retailing outlets and manufactures, supplies and operates amusement and gaming machines.

Bayer, AG. Bayer, AG produces and markets polymers, organic, health care, agrochemicals and imaging technology products and equipment. The company's products are used by the automotive, electrical engineering/electronics, medical, construction, consumer goods, paper, water treatment, agricultural, shipping, imaging and other industries. Bayer operates in over 150 countries worldwide.

British Airways Plc. British Airways Plc provides scheduled passenger and cargo airline services reaching approximately 174 destinations in 83 countries. British Airways maintains strategic alliances with several worldwide airlines and has interests in Quantas, TAT European Airlines, USAir Group Inc. and also owns a percentage of Deutsche BA.

British Petroleum Company Plc. British Petroleum Company Plc explores for, produces, refines and retails petroleum products and manufactures chemicals. The company produces and retails petroleum products throughout the world and owns and operates approximately 18,000 gasoline stations. The key products of British Petroleum's chemicals business are acetic acid, acrylonitrile and polyethylene.

Daimler-Benz, AG. Daimler-Benz, AG designs, manufactures and markets luxury automobiles, trucks and other vehicles worldwide. The company provides electronics and telecommunications services. Daimler-Benz also provides aerospace and defense services, as well as financial services.

Deutsche Bank, AG. Deutsche Bank, AG is a German banking institution providing financial and related services. The bank is the parent company of a group of banks, capital market and fund management companies, and mortgage banks and property finance companies. The Deutsche Bank group also includes installment financing and leasing companies, insurance companies and research and consultancy companies.

Deutsche Lufthansa, AG. Deutsche Lufthansa, AG operates international airline services and various related services. The company has several subsidiaries and affiliates worldwide.

Electrolux, AB. Electrolux, AB manufactures appliances and outdoor products. The company produces household and commercial appliances, such as refrigerators, ovens, washing machines, vacuum cleaners and other floor care machines. Electrolux also makes chainsaws, lawnmowers and weedeaters. Some of the brandnames used are "Frigidaire," "Husqvarna" and "
Poulan/Weed Eater" . The company operates worldwide.

Honda Motor Company, Ltd. Honda Motor Company, Ltd. develops, manufactures, distributes and finances motorcycles, automobiles and power products. The company's manufacturing operations are principally conducted in 19 separate factories, six of which are located in Japan. Major overseas manufacturing facilities are located in the United States, Canada, the United Kingdom, France, Italy, Spain, Brazil, Mexico, New Zealand and Thailand.

Imperial Chemical Industries Plc. Imperial Chemical Industries Plc is an international chemical company. The company produces paints, acrylics, polyurethanes, films, chemicals and polymers, tioxide and explosives.

Komatsu, Ltd. Komatsu, Ltd. manufactures and sells construction machinery. The company's products include construction machinery, industrial machinery and others. Komatsu has production plants in Brazil, Indonesia, the United States, the United Kingdom, and others, and also has a joint venture with US Dresser Industries.

Koninklijke Ahold, N.V. Koninklijke Ahold, N.V. is an international retailing organization focusing on distributing and selling food products. The company operates its supermarket Alber Heijn in the Netherlands, while in the United States its supermarket chains are: Foodtown, Finast, Tops, BI-LO, Giant, and Edwards. Ahold also operates Specialty Stores, Institutional Food Supply, Food Production, and Wholesaling Divisions.

LM Ericsson, AB. LM Ericsson, AB is a telecommunications company which produces and installs public telecommunications, business telecommunications, cable and network systems, defense systems, radio communications and components. The company markets its equipment in over 130 countries.

L'Oreal, SA. L'Oreal, SA manufactures, markets and sells health and beauty aids. The company's products are sold internationally and include cosmetics, hair products, moisturizers, perfumes and pharmaceuticals. L'Oreal also holds interests in magazine publishing, film production and distribution, and art galleries.

Nestle, SA. Nestle, SA is a holding company. The company has subsidiaries that produce and sell drinks, cereals, powdered milk, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics. Nestle has 494 production facilities in approximately 71 countries.

News Corporation, Ltd. News Corporation, Ltd. is an international media company. The company's operations include the production and distribution of motion pictures and television programming, television and satellite broadcasting, the publication of newspapers, magazines, books and promotional inserts. In addition, News Corporation provides computer on-line services.

Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company operates in 45 countries and sells its products worldwide.

Novartis, AG. Novartis, AG was created by the merger of Sandoz and Ciba-Geigy, the Swiss pharmaceutical companies. Novartis manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. Novartis markets its products worldwide.

Polygram, N.V. Polygram, N.V. produces recorded music under the labels A&M, Decca, Island, London, Mercury, Deutsche Grammophon, Philips Classics, Motown, Polydor and Verve. The company markets and distributes its music on compact discs, albums, video tapes, music cassettes and video discs through subsidiaries and licensees worldwide. Polygram is also a producer of film, television and video programming.

Reuters Holdings Plc. Reuters Holdings Plc is an international news and information organization. The company provides economic and financial information to the business community and supplies news services to the media.

Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. Royal Dutch Petroleum Company has no operations of its own, and virtually the whole of its income is derived from its 60% interest.

SAP, AG. SAP, AG (Systeme, Anwendungen, Produkte in der Datenverarbeitung) is a multi-national software company with its headquarters in Waldorf, Germany. The company develops software, consults on organizational usage of its application software and trains users. SAP provides products and services through subsidiaries, distributors and other business partners worldwide.

SGS-Thomson Microelectronics, N.V. SGS-Thomson Microelectronics, N.V. designs, develops, manufactures and markets semiconductor integrated circuits and discrete devices used in telecommunication and computer systems, consumer products, automotive products and industrial automation systems.

SmithKline Beecham Plc. SmithKline Beecham Plc discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including clinical laboratory testing, disease management and pharmaceutical benefit management. SmithKline Beecham's products are sold worldwide.

Sony Corporation. Sony Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio and video equipment, televisions, displays, semiconductors, electronic components, computers and computer peripherals and telecommunication equipment. Sony is also active in the worldwide music and image-based software markets.

Toshiba Corporation. Toshiba Corporation manufactures electric machinery. The company specializes in datacommunications systems, electronic devices, heavy electric machinery and consumer electronics. Toshiba is also active in the business of semiconductors, computers and communications field.

Unilever, N.V. Unilever, N.V. manufactures branded and packaged consumer goods including food, detergents and personal care products. The company shares operations with Unilever Plc. The two companies are linked by a series of agreements and operate as a single entity as much as possible. Unilever sells its products internationally.

Brand Name Equity Trust. The Brand Name Equity Trust consists of 32 issues of Equity Securities which are primarily issued by established companies with extensive domestic and international operations that are engaged in the design, production and distribution of products within the non-durable consumer goods industry, including common stocks of foreign issuers in ADR form. All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies included in the Trust.

American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and health care products company. The company discovers, develops, manufactures and markets prescription drugs and over-the-counter medications. American Home Products is also involved with vaccines, biotechnology, agricultural products, animal health care and medical devices.

Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. is a diversified corporation whose subsidiaries include a brewery organization, a theme park operator and an aluminum beverage container manufacturer/recycler. The company also has interests in malt production, rice milling, real estate development, turf farming, creative services, metallized and paper label printing, railcar repair and transportation services.

Avon Products, Inc. Avon Products, Inc. is a worldwide manufacturer and direct-seller of beauty products, fashion jewelry and prestige fragrances. The company markets its products to consumers in 131 countries through approximately 2.3 million independent representatives. Avon also offers gift and decorative products such as ceramics, glassware, collectibles and ornaments.

BestFoods Company. BestFoods Company is an international packaged food company. The company produces a variety of food products, including " Hellmann's" and "Best Foods" mayonnaise and dressings; "
Skippy" peanut butter; "Mazola" corn oil; "Knorr" soups, sauces and bouillon; and "Entenmann's," "Thomas' English
Muffins," "Arnold," "Brownberry," and "Bran'nola" breads.

Bristol-Myers Squibb Company. Bristol-Myers Squibb Company researches, develops, manufactures and markets prescription and non-prescription drugs, medical devices, health and skin care products, toiletries and beauty aids. The company's line of drugs include cardiovascular drugs and antibiotics, central nervous system drugs, chemotherapeutic agents, diagnostic agents and others.

Campbell Soup Company. Campbell Soup Company, with its subsidiaries, manufacturers and markets branded convenience food products. The company's three core divisions include soups and sauces, biscuits and confectionery and food service. Campbell's brand names include "Prego," "
Swanson," "Pace," "Campbells," "V8" and many other names. The company distributes its products worldwide.

Clorox Company. Clorox Company manufacturers and markets non-durable household consumer products. The company's products are sold primarily through grocery and other retail stores in the United States and internationally. The company's products include "Formula 409," "Clorox," and "
Pine-Sol" cleaning agents; "Black Flag" and "Combat" insect control products; and "Armor All" and "Rain Dance" automobile products.

Coca-Cola Company. Coca-Cola Company manufactures, markets and distributes soft drinks, soft-drink syrups and concentrates worldwide, including " Coca-Cola," "Diet Coke," "Tab," "Sprite," "
Diet Sprite," "Fanta," "Fresca," "Cherry Coke,"
"Diet Cherry Coke," "PowerAde," "Fruitopia" and "
Minute Maid" sodas. Other products include juices, juice-drinks and mixes like "Minute Maid," "Hi-C" and "Bacardi" brands.

Colgate-Palmolive Company. Colgate-Palmolive Company is a global consumer products company whose core products consist of oral care, personal care, household care, fabric care and animal nutrition. The company sells its products in 212 countries and territories under a variety of brand names including "Colgate," "Palmolive," "Mennen," "
Kolynos," "Ajax," "Soupline," "Suavitel," "
Fab," and "Hill's Science Diet."

ConAgra, Inc. ConAgra, Inc. produces food inputs and ingredients, refrigerated foods and grocery diversified products. The company produces a variety of products from basic agricultural inputs to the production and sale of branded consumer items.

Dial Corporation. Dial Corporation manufactures and markets personal care, household and laundry products and shelf-stable food. The company's brands include "Dial" soap, "Purex" detergents, "Renuzit" air fresheners and "Armour Star" canned meats.

Gillette Company. Gillette Company manufactures grooming products, writing instruments and stationary, toothbrushes and oral care products and alkaline batteries. The company's products include blades and razors, shaving preparations, electric shavers, hair epilation devices and other products. Gillette sells its goods around the world.

Heinz (H.J.) Company. Heinz (H.J.) Company manufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, baby food, meat products, corn syrup and other items. Heinz's subsidiary, Weight Watchers International, operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional, and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings, apparel and nonprescription drugs.

Kellogg Company. Kellogg Company manufactures cereal products and convenience foods. The company produces "Rice Krispies," "Special K," "
Frosted Flakes," "Froot Loops," and other cereals. Other subsidiaries offer dessert mixes, soup bases, gelatin desserts and yogurt products. Kellogg sells its products in the United States and other countries.

Kimberly-Clark Corporation. Kimberly-Clark Corporation manufactures disposable hygiene products and specialty papers. The company's global brands include "Huggies," "Pull-Ups," "Kotex," "Depend," "
Kleenex," "Scott," "Kimwipes" and "Wypall" . Other brands outside the United States include "Andrex," "Scottex,"
"Page," "Popee," and "Kimbies." Kimberly-Clark also produces professional health care products.

Liz Claiborne, Inc. Liz Claiborne, Inc. designs and markets an extensive range of apparel and accessories. The company focuses on women's designs for work and leisure-time needs, as well as men's tailored clothing. Liz Claiborne also markets home furnishings, optics and watches. Products are manufactured to the company's specifications and sold to department and specialty stores in the United States and abroad.

Mattel, Inc. Mattel, Inc. designs, manufactures and markets children's toys. The company's core product line includes "Barbie," "
Fisher-Price," "Disney," and "Hot Wheels" toys and accessories. Mattel, Inc. markets its products in more than 155 countries throughout the world.

McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. There are over 21,000 restaurants in the United States and 102 countries worldwide. Food items include hamburgers, chicken, salads, breakfast foods and beverages.

Nabisco Holdings Corporation. Nabisco Holdings Corporation manufactures and sells a variety of packaged foods. Products include candy, cookies, oatmeal, condiments, and dog treats. The company sells its line under a number of brand names including "Ritz," "Bubble Yum," "Stella D'Oro,"
"Blue Bonnet" and "Snackwell's." Nabisco operates worldwide.

Nestle, SA. Nestle, SA is a holding company. The company has subsidiaries that produce and sell drinks, cereals, powdered milk, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics. Nestle has 494 production facilities in approximately 71 countries.

Nike, Inc. Nike, Inc. designs, develops, and markets a wide variety of high-quality footwear, apparel and accessory products. The company sells its products to approximately 19,700 retail accounts in the United States and through a mix of independent distributors, licensees and subsidiaries in approximately 110 countries around the world.

PepsiCo, Inc. PepsiCo, Inc. operates on a worldwide basis in the soft drink, snack food and restaurant business segments. Some of the company's products include "Pepsi-Cola," "Slice" and "Mountain Dew" soft drinks and "Frito-Lay," "Cracker Jack" and "Doritos" snack foods.

Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products throughout the world. The company operates through five business segments: laundry and cleaning, paper, beauty care, food and beverages and health care. Brand names include "Tide," "Dawn,"
"Bounty," "Charmin," "Pampers," "Vidal
Sassoon," "Cover Girl," "Folgers," "Jif," "
Scope," "Vicks" and others.

Revlon, Inc. Revlon, Inc. manufactures and sells a variety of beauty products throughout the world. The company's principal brands include "Revlon," "Almay," "Ultima II" and several other regional brands. Revlon brands are sold in approximately 175 countries and territories.

Sara Lee Corporation. Sara Lee Corporation is a worldwide manufacturer and marketer of consumer products including packaged meats, bakery items, coffee, personal products and household and personal care items. The company's brand names include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Coach" leatherware, "Hanes" clothing and hosiery, "
L'eggs" hosiery, "Champion" activewear and other brand names.

Schering-Plough Corporation. Schering-Plough Corporation discovers, develops, manufactures and markets pharmaceuticals and health care worldwide. The company's products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

Unilever, N.V. Unilever, N.V. manufactures branded and packaged consumer goods, including food, detergents and personal care products. The company shares operations with Unilever Plc. The two companies are linked by a series of agreements and operate as a single entity as much as possible. Unilever sells its products internationally.

Walt Disney Company. Walt Disney Company is a diversified international entertainment company. The company, through its subsidiaries, owns and operates theme parks and resorts, film studios, consumer products, television networks, radio networks, cable networks, newspaper and magazines. Disney owns, among others, ABC Television, ABC Radio, The Disney Channel, Disney Land and Disney-MGM Studios.

Warner-Lambert Company. Warner-Lambert Company discovers, develops, manufactures and markets pharmaceutical, consumer health care and confectionery products. The company's products include "Listerine" mouthwash, "Trident" gum, "Schick" razors, "Tetra" fish food, "Sudafed" decongestant, "Halls" cough drops, "
Dilantin" epilepsy drug, "Centrax" tranquilizer, "
Neosporin" topical antibiotic and other products.

Wendy's International, Inc. Wendy's International, Inc. operates, develops, and franchises a system of fast food restaurants. The company's restaurants offer hamburgers, salads, and chicken sandwiches. Wendy's operates or franchises over 5,133 "Wendy's" and "Tim Horton's" restaurants in the United States and 33 countries and territories.

Wrigley (Wm.) Jr. Company. Wrigley (Wm.) Jr. Company manufactures chewing gum. The company produces and sells its gum under the brand names "Wrigley's Spearmint," "Doublemint," "Juicy Fruit" and "Big
Red." Other brand names include "Freedent," "Orbit," "
Hubba Bubba" and "Extra." Wrigley sells its products in the United
States, Europe, Australia, Canada, the Philippines, Taiwan and other countries.

General. Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be, held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trusts will retain for any length of time their present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration." Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

RISK FACTORS

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General. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit or at the time a Unitholder purchases Units.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trusts, will be adversely affected if trading markets for the Equity Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Securities, or cash (or a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. Existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.

Unitholders will be unable to dispose of any of the Equity Securities in the portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and same general proportion as are shares held by owners other than the Trusts.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers (certain of which may be held in American Depositary Receipt form), an investment in Units involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.
Investors should also realize that, although certain Securities are ADRs, all issuers that operate internationally are subject to currency risks.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The Trusts may include Equity Securities that are principally traded in foreign currencies and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Great International Firms Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Great International Firms Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Consumer Products, Food and Beverage, and Pharmaceutical Companies. The Brand Name Equity Trust is concentrated in issuers within the consumer products industry. A portfolio concentrated in a single industry may present more risk than an a portfolio of more broadly diversified investments. The Brand Name Equity Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the consumer products industry because any negative impact on the consumer products industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the consumer products industry.

Investment in securities issued by non-durable consumer products companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. Various factors such as recession and any related tightening of consumer credit and spending may have a continuing adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and their effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Investment in stocks of the food and beverage industry, including manufacturers of packaged foods, processors of agricultural products, beverage companies and food distributors, should be made with an understanding of the many factors that may have an adverse impact on the value of the stocks of these companies and their ability to pay dividends. These factors include the sensitivity of revenues, earnings, and financial condition to economic conditions, changing consumer demands or preferences, fluctuations in the prices of agricultural commodities, fluctuations in the cost of other raw materials such as packaging, and the effects of inflation on pricing flexibility. The revenues and earnings of these companies can also be affected by extensive competition that can result in lost sales or in lower margins resulting from efforts to maintain market share. Food and beverage companies are also subject to regulation under various federal laws--such as the Food, Drug, and Cosmetic Act--as well as state, local and foreign laws and regulations. Costs associated with complying with changing regulatory restrictions, such as food labeling requirements, could adversely affect earnings. Food and beverage companies are also becoming increasingly exposed to risks associated with international operation, including foreign currency fluctuations and future political and economic developments in other countries. Other risk factors include potential deterioration in financial condition resulting from litigation related to product liability, accidents, or trademark or patent disputes; unfunded pension liability; changing accounting standards and leveraged buyouts, takeovers, or recapitalizations.

An investment in Units of the Brand Name Equity Trust should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail. Pharmaceutical and medical technology companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the health care field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for some time. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

Legislative proposals concerning health care have been under consideration by federal and state governments from time to time in recent years. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Brand Name Equity Trust.

FEDERAL TAXATION

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Great International Firms Trust. The Great International Firms Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal
Revenue Code of 1986, as amended (the "Code" ). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Trust's Equity Securities. Unitholders should consult their own tax advisors with regard to the calculation of basis.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Taxpayer Relief Act of 1997 (the "1997 Act" ) provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gains over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date" ) is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trust will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trust may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.

The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. The 1997 Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder who owns at least 1,000 Units may request an In Kind Distribution of any Securities traded in a U.S. securities market upon the redemption of Units or the termination of the Trust. Unitholders electing an In Kind Distribution of shares of such Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss based on the value of the Securities received.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

Brand Name Equity Trust. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Brand Name Equity Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

3. Each Unitholder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Equity Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Equity Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act" ) provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date" ) is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Equity Securities represented by a Unit.

The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Equity Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Equity Securities. An "
Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Equity Security.

A Unitholder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information," for providing portfolio supervisory services for each Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, the Evaluator, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating each Trust portfolio. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under " Public Offering--Sponsor Compensation."

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable as described under "General" below. The
Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less
Rent of Shelter" in the Consumer Price Index published by the United
States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over five years. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating securities, and (i) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable as described under "General" below.

General. The fees and expenses of the Great International Firms Trust are payable monthly out of the Income Account of the Trust or, if insufficient, from the Capital Account. During the initial offering period of the Brand Name Equity Trust, all of the fees and expenses will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period; after the initial offering period of the Trust, all of the fees and expenses will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis. The fees and expenses of the Brand Name Equity Trust are payable out of the Capital Account. When fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Great International Firms Trust. If the balance in the Income and Capital Accounts is insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation."

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.35 per Unit). The monthly deferred sales charge ($0.0583 per Unit) will begin accruing on a daily basis on July 6, 1998 and will continue to accrue through January 5, 1999. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing August 6, 1998 and will be charged on the 6th day of each month thereafter through January 6, 1999. If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge). The Public Offering Price per Unit of the Great International Firms Trust is based on the U.S. dollar value of the Securities based on the offering side value of the related currency exchange rate as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The sales charge for secondary market transactions is described under "Offering Price" below. The initial sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 5,000 or more Units of a Trust as follows:

Aggregate Number      Dollar Amount of Sales
of Units Purchased*   Charge Reduction Per  Unit
--------------------- -----------------------------
5,000-9,999           $0.03
10,000-24,999         $0.05
25,000-49,999         $0.10
50,000-99,999         $0.15
100,000 or more       $0.20
_______________
*The breakpoint sales charges are also applied on
a dollar basis utilizing a breakpoint equivalent
of $10 per Unit and will be applied on whichever
basis is more favorable to the investor. The
breakpoints will be adjusted to take into
consideration purchase orders stated in dollars
which cannot be completely fulfilled due to the
requirement that only whole Units be issued.


The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (" immediate family members" ) will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

During the initial offering period of the Trusts, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of these Trusts at the Public Offering Price less 1%.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates, and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities. The Public Offering Price of Units of the Great International Firms Trust is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the related currency exchange rate at the Evaluation Time expressed in U.S. dollars during the initial offering period or secondary market, respectively.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.35 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price shall also include the proportionate share of any cash held in the Income or Capital Account. This computation produced a gross underwriting profit equal to 4.5% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open (except as stated below) and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the next computation of net asset value on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. No such evaluation will be made on any date on which Securities representing greater than 33% of the aggregate value of the Great International Firms Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units of such Trust on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.35 per Unit) and will be assessed a deferred sales charge of $0.0583 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" . The Sponsor currently does not intend to maintain a secondary market after July 6, 2002. Commencing on January 6, 1999, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent January 6, to a minimum sales charge of 3.0%.

The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Equity Securities are listed on a national or foreign securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign-traded Securities during the initial offering period is based on the aggregate value of the Securities computed on the basis of the offering side value of the currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units on the Initial Date of Deposit of 3.60%. After the Initial Date of Deposit, broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.20% per Unit; volume concessions or agency commissions of an additional .30% of the Public Offering Price will be given to any broker/dealer or bank who purchases from the Sponsor at least $100,000 (or 10,000 Units) on the Initial Date of Deposit or $250,000 (or 25,000 Units) on any day thereafter of any combination of the Trusts. For transactions involving unitholders of other Van Kampen American Capital unit investment trusts who utilize redemption or termination proceeds of such trusts to purchase Units of the Trusts, the total concession or agency commission will amount to 2.25% per Unit. Any discount provided to investors will be borne by the selling dealer or agent as indicated under "
General" above. For secondary market transactions, such concession or agency commission will amount to 70% of the sales charge applicable to the transaction. The breakpoint concessions or agency commissions are applied on either a Unit or a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker-dealer. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor Compensation. The Sponsor will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.712% of the aggregate value of Securities less the deferred sales charge). Any discount provided to investors will be borne by the selling broker, dealer or agent as indicated under "General" above.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Broker-dealers or others (each "a distributor" ) who distribute 500,000 - 999,999 Units during the initial offering period will receive additional compensation from the Sponsor, after the close of the initial offering period, of $0.005 for each Unit it distributes; each distributor who distributes 1,000,000 - 1,999,999 Units will receive additional compensation of $0.01 for each Unit it distributes; each distributor who distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $0.015 for each Unit it distributes; and each distributor who distributes 3,000,000 Units or more will receive additional compensation of $0.02 for each Unit it distributes. The additional compensation breakpoints are also applied on a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor intends to maintain a secondary market for Units for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities. The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the exchange rate for the relevant currency (offer side during initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. It is the current intention of the Sponsor to maintain a market for Units through July 6, 2002 only. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See " Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.

Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of a Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of a Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of the Trust. With respect to the Great International Firms Trust, amounts to be credited to such Accounts are first converted into U.S. dollars at the exchange rate for the relevant currency on the offer side value during the initial offering period and the bid side value during the secondary market.

The Trustee will distribute any net income received with respect to any of the Securities on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay expenses or sales charges, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Income Account or the Capital Account, as applicable, amounts necessary to pay the expenses of each Trust. See "Trust Operating Expenses" . The
Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reinvestment Option. Unitholders of a Trust will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of such Trust under the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . The second option available is to purchase the appropriate CUSIP for automatic reinvestment. Unitholders receiving Units of a Trust pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder or his or her broker or agent must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by a Trust (see "
The Trusts" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made subject to any remaining deferred sales charge based on the net asset value for Units of the appropriate Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the appropriate Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of such Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in Class A shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of income, capital gains and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement for the appropriate Trust (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date of the next computation of the net asset value per Unit after Units are received by the Trustee for redemption. With respect to the Great International Firms Trust, no such computation will be made on any day on which Securities representing greater than 33% of the aggregate value of such Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). In addition, foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Great International Trust will not transact business. The Securities in the Great International Firms Trust will continue to trade on those days and thus the value of Units may be significantly affected on days when a Unitholder cannot sell or redeem Units.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders tendering 1,000 or more Units for redemption may request from the Trustee an in kind distribution ("In Kind Distribution" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the U.S.-traded Securities in a Trust in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive cash representing his pro rata portion of the foreign market-traded Securities and his pro rata number of whole shares of each of the U.S.-traded Securities and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustees may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in-kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation."

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential
Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued sales charges or expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the following manner: if the Equity Securities are listed on a national or foreign securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. With respect to the Great International Firms Trust, the value of the Equity Securities for redemptions and secondary market transactions is based on the U.S. dollar value of the Securities computed on the basis of the bid side value of the exchange rate for the relevant currency as of the Evaluation Time.

As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Trusts are not " managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trusts, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to the related Trust. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Great International Firms Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code. Pursuant to the Trust Agreement, the Sponsor is not authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities unless, with respect to the Great International Firms Trust only, the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to such Trust. If such factors exist, the Sponsor is authorized, but is not obligated, to direct the reinvestment of the proceeds of the sale of such Securities in any other securities which meet the criteria necessary for inclusion in the Great International Firms Trust on the Initial Date of Deposit (including other Securities already deposited in the Great International Firms Trust). Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Therefore, except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited. Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Equity Securities), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders or to pay fees and expenses of a Trust.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units of the affected Trust then outstanding, provided that no such amendment or waiver will reduce the interest in a Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Trust Units then outstanding or by the Trustee when the value of the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his address appearing on the registration books maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of any Securities which are traded in a United States securities market and cash representing the pro rata portion of the foreign-traded Securities upon the termination of a Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata portion of cash representing the foreign-traded Securities and his pro rata number of whole shares of each of the U.S.-traded Securities to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of Securities will be paid in cash. Unitholders with less than 1,000 Units and Unitholders with 1,000 or more Units not requesting In Kind Distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the related Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ). The
Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trusts.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston and Strawn has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 82:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 82 as of January 6, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 82 as of January 6, 1998, in conformity with generally accepted accounting principles.

                               GRANT THORNTON LLP

Chicago, Illinois
January 6, 1998



VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 82
STATEMENT OF CONDITION
As of January 6, 1998
                                                           Great
                                                    International      Brand Name
                                                      Firms Trust     Equity Trust
                                                 ----------------  ---------------
Investment in Securities:
Contracts to purchase securities <F1>.......... $         147,761 $        148,056
Organizational costs <F2>......................            41,803           73,784
                                                ----------------- ----------------
                                                $         189,564 $        221,840
                                                ================= ================
Liabilities and Interest of Unitholders:
Liabilities--
Accrued organizational costs <F2>.............. $          41,803 $         73,784
Deferred sales charge liability <F3>...........             5,224            5,235
Interest of Unitholders--
Cost to investors <F4>......................... $         149,260 $        149,560
Less: Gross underwriting commission <F4><F5>...             6,723            6,739
                                                ----------------- ----------------
Net interest to Unitholders <F4>...............           142,537          142,821
                                                ----------------- ----------------
Total.......................................... $         189,564 $        221,840
                                                ================= ================

----------

<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to a Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $147,761 and $148,056 for the Great International Firms Trust and Brand Name Equity Trust, respectively, which has been deposited with the Trustee.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected trust size of $30,000,000 and $70,000,000 for the Great International Firms Trust and Brand Name Equity Trust, respectively.
To the extent a Trust is larger or smaller, the estimate will vary.

<F3>Represents the amount of mandatory distributions from a Trust on the basis set forth under "Public Offering."

<F4>The aggregate public offering price and the aggregate sales charge of 4.5% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public
Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes the maximum sales charge.

GREAT INTERNATIONAL FIRMS TRUST, SERIES 4
(VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 82)
PORTFOLIO As of January 6, 1998
                                                                      Estimated
                                                                      Annual           Cost of
Number  of                                            Market Value    Dividends per    Securities
Shares          Name of Issuer<F1>                    per Share<F2>   Share<F2>        to Trust<F2>
--------------- ------------------------------------- -------------- ---------------- -----------------
            28  Akzo Nobel, N.V...................... $     172.501  $          3.51  $       4,830.03
            63  AXA - UAP............................        76.926             1.57          4,846.31
           364  Bank of Tokyo - Mitsubishi, Ltd......        13.488             0.05          4,909.70
           318  Bass Plc.............................        15.493             0.48          4,926.88
           127  Bayer, AG............................        39.598             1.20          5,028.92
           533  British Airways Plc..................         9.568             0.27          5,099.85
           372  British Petroleum Company Plc........        13.130             0.37          4,884.28
            68  Daimler-Benz, AG.....................        73.421             0.77          4,992.60
            70  Deutsche Bank, AG....................        69.695             1.27          4,878.64
           262  Deutsche Lufthansa, AG...............        18.793             0.35          4,923.89
            72  Electrolux, AB.......................        72.626             1.19          5,229.05
           137  Honda Motor Company, Ltd.............        35.594             0.11          4,876.36
           318  Imperial Chemical Industries Plc.....        15.893             0.54          5,053.87
         1,000  Komatsu, Ltd.........................         4.616             0.05          4,615.96
           186  Koninklijke Ahold, N.V...............        26.206             0.18          4,874.27
           130  LM Ericsson, AB......................        39.230             0.26          5,099.94
            12  L'Oreal, SA..........................       383.400             2.92          4,600.80
             3  Nestle, SA...........................     1,513.700            17.21          4,541.10
           896  News Corporation, Ltd................         5.583             0.02          5,002.00
            69  Nokia Oyj............................        74.350             0.54          5,130.16
             3  Novartis, AG.........................     1,625.051            11.47          4,875.15
           104  Polygram, N.V........................        46.285             0.39          4,813.69
           446  Reuters Holdings Plc.................        11.027             0.21          4,918.08
            90  Royal Dutch Petroleum Company........        55.086             1.18          4,957.70
            16  SAP, AG..............................       305.079             0.35          4,881.27
            80  SGS-Thomson Microelectronics, N.V....        63.436             0.00          5,074.90
           479  SmithKline Beecham Plc...............        10.220             0.16          4,895.48
            56  Sony Corporation.....................        88.423             0.32          4,951.67
         1,206  Toshiba Corporation..................         4.249             0.06          5,124.03
            79  Unilever, N.V........................        62.330             0.80          4,924.06
         7,587                                                                        $     147,760.64
==============                                                                        ================


BRAND NAME EQUITY TRUST, SERIES 5
(VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 82)
PORTFOLIO As of January 6, 1998
                                                                          Estimated Annual     Cost of
Number of                                             Market Value per    Dividends per        Securities
Shares          Name of Issuer<F1>                    Share<F2>           Share<F2>            to Trust<F2>
--------------- ------------------------------------- ------------------ -------------------- -----------------
            60  American Home Products Corporation... $          77.688  $          1.72      $       4,661.25
           107  Anheuser-Busch Companies, Inc........            43.500             1.04              4,654.50
            75  Avon Products, Inc...................            60.938             1.26              4.570.31
            45  BestFoods Company....................           103.000             1.80              4,635.00
            49  Bristol-Myers Squibb Company.........            95.813             1.56              4,694.81
            79  Campbell Soup Company................            58.688             0.84              4,636.31
            59  Clorox Company.......................            79.125             1.28              4,668.38
            70  Coca-Cola Company....................            66.438             0.56              4,650.63
            63  Colgate-Palmolive Company............            74.875             1.10              4,717.13
           153  ConAgra, Inc.........................            30.813             0.63              4,714.31
           218  Dial Corporation.....................            21.500             0.32              4,687.00
            46  Gillette Company.....................           101.938             0.86              4,689.13
            87  Heinz (H.J.) Company.................            52.063             1.26              4,529.44
            71  Johnson & Johnson....................            65.063             0.88              4,619.44
            93  Kellogg Company......................            48.750             0.90              4,533.75
            94  Kimberly-Clark Corporation...........            49.000             0.96              4,606.00
           111  Liz Claiborne, Inc...................            41.250             0.45              4,578.75
           123  Mattel, Inc..........................            36.625             0.28              4,504.88
            98  McDonald's Corporation...............            47.563             0.33              4,661.13
            97  Nabisco Holdings Corporation.........            47.938             0.70              4,649.94
+           61  Nestle, SA...........................            76.125             0.88**            4,643.63
           108  Nike, Inc............................            42.813             0.48              4,623.75
           128  PepsiCo, Inc.........................            36.500             0.50              4,672.00
            57  Procter & Gamble Company.............            82.688             1.01              4,713.19
           131  Revlon, Inc..........................            34.500             0.00              4,519.50
            81  Sara Lee Corporation.................            55.625             0.92              4,505.63
            73  Schering-Plough Corporation..........            63.563             0.76              4,640.06
+           74  Unilever, N.V........................            62.813             0.85**            4,648.13
            46  Walt Disney Company..................            98.813             0.53              4,545.38
            36  Warner-Lambert Company...............           129.188             1.52              4,650.75
           202  Wendy's International, Inc...........            23.125             0.24              4,671.25
            58  Wrigley (Wm.) Jr. Company............            78.625             0.76              4,560.25
         2,853                                                                                $     148,055.61
==============                                                                                ================


NOTES TO PORTFOLIOS

--------------------------------------------------------------------------
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on January 5, 1998 and have expected settlement dates ranging from January 7, 1998 to January 30, 1998 (see "The Trusts" ).

(2) The market value of each of the Securities is based on the closing sale price of each listed Security on the applicable exchange, or on the ask price if not so listed, on the day prior to the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time, if applicable). Estimated annual dividends are based on annualizing the most recently declared dividends, or adding together the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time, if applicable). The aggregate value of the Securities on the day prior to the Initial Date of Deposit based on the closing sale price of each listed Security on the applicable exchange, or on the bid price if not so listed, converted into U.S. dollars at the bid side of the exchange rate for the related currency at the Evaluation Time, if applicable (which is the basis on which the Redemption Price per Unit will be determined) was $147,679 and $148,048 for the Great International Firms Trust and Brand Name Equity Trust, respectively. Other information regarding the Securities, as of the Initial Date of Deposit converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time), is as follows:



                                                      Profit       Estimated
                                                      (Loss) to    Annual
                                   Cost to Sponsor    Sponsor      Dividends
                                   ---------------    ----------   ----------
Great International Firms Trust   $147,824           $   (63)     $2,082
Brand Name Equity Trust           $148,056           $--          $2,044


A security marked by "+" indicates an American Depositary Receipt or New York Shares.

"**" Indicates that the dividends shown reflect the net amounts after giving effect to foreign withholding taxes for the Brand Name Equity Trust. All dividends shown for the Great International Firms Trust reflect net amounts after giving effect to foreign withholding taxes.

An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trusts. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trusts on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial
 Information.............................      3
Fee Table................................      5
The Trusts...............................      6
Objectives and Securities Selection......      6
Trust Portfolios.........................      8
Risk Factors.............................     11
Federal Taxation.........................     14
Trust Operating Expenses.................     16
Public Offering..........................     17
Other Matters............................     30
Report of Independent Certified Public
 Accountants.............................     31
Statements of Condition..................     32
Portfolios...............................     33
Notes to Portfolios......................     34


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

January 6, 1998

Van Kampen American Capital Equity Opportunity Trust, Series 82
   Great International Firms Trust,Series 4
   Brand Name Equity Trust, Series 5

A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.
                   Contents of Registration Statement

     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1    Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1    Consent of Interactive Data Corporation.

4.2    Consent of Independent Certified Public Acountants.

EX-27  Financial Data Schedules.




                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 82, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14 and Series 57 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 82 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 6th day of January, 1998.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 82
                                    By Van Kampen American Capital
                                       Distributors, Inc.


                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 6, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell        Chairman and Chief Executive    )
                     Officer                         )

William R. Molinari  President and Chief Operating   )
                      Officer                        )

Ronald A. Nyberg      Executive Vice President and   )
                      General Counsel                )

William R. Rybak     Executive Vice President and    )
                     Chief Financial Officer         )

Gina M. Costello                                     (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.